

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 16, 2018

Lim Chun Hoo
Chief Executive Officer
Ho Wah Genting Group Limited
Wisma Ho Wah Genting, No. 35, Jalan Maharajalela,
50150 Kuala Lumpur, Malaysia

> **Re: Ho Wah Genting Group Limited**
> **Form 10-K** for the fiscal year ended December 31, 2017
> **Form 10-K** for the fiscal year ended December 31, 2016
> **File No. 333-199965**

Dear Mr. Hoo:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                              Sincerely,

                                              /s/ Craig Wilson

                                              Craig Wilson
                                              Sr. Asst. Chief Accountant
                                              Office of Information Technologies
                                              and Services

cc: <u>Via E-mail</u>
Mark Crone
The Crone Law Group